GERSTEN, SAVAGE, KAPLOWITZ, WOLF & MARCUS, LLP.
                              600 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022



                                                                   June 23, 2005




United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.

                  Re:  Getting Ready Corporation
                          File No.: 0-51314

Dear Ms. Grant:

      Electronically filed on behalf of Getting Ready Corporation (the "Company") please find Amendment No. 1 to the Form 10-SB. We have numbered our responses to coincide your comment letter of June 15, 2005.

      1. Although the Company hopes, with the staff's cooperation, to be effective within the 60-day timeframe, it does not plan on withdrawing the Form 10-SB and acknowledges that it will become subject to the reporting requirements under Section 13(a) of the Exchange Act.

      2. We have omitted the references to the equity line of credit. The Company has been made aware that it cannot enter into an equity line until a trading market exists for the Company's common stock. Although, the Company has met with several investment banks regarding a possible financing and believes that it will be able to raise financing, the Company has not received any commitments for a financing. We have revised the language to explain this.

      3. Unless the Company is able to arrange financing it will not be able to open the centers. We have modified the disclosure to clarify this situation.

      4. We have added disclosure to indicate that the Company has no remaining payment obligation to Celerity. We have also added disclosure with regard to the limited services performed. Please see
            Item 4 for the requested disclosure. Since there is no obligation remaining, we felt that it was not appropriate for disclosure in the Liquidity and Capital Resources Section.

      5. All continuing obligations between the Company and Cornell Capital Partners ("Cornell") have been terminated. The Company has paid Cornell a $50,000 structuring fee, which Cornell did not agree to return.

      6. The numbers of holders of the Company's securities have been added. See "Description of Securities - Market for Common Stock."

      7. We have indicated the names and nature of the individuals who were issued the aggregate of 42,500 shares of Common Stock in May 2005. See Item 4 "Recent Sales of Unregistered Securities."

      If you have any questions during your review process please feel free to call me.

      Thank you for your cooperation.


                                           Sincerely,



                                           /s/ Arthur S. Marcus, Esq.
                                           --------------------------
                                           Arthur S. Marcus, Esq.